Exhibit C

Management’s Discussion and Analysis

Table of Contents

18	Our Company
19	Strategies for Growth
21	The Industry in 2003
22	Financial Highlights Results of Operations:
22	2003 vs. 2002
28	2002 vs. 2001
31	Quarterly Results
32	Liquidity and Capital Resources
36	Common Share Data
37	Transactions with Legacy
37	Transactions with Other Related Parties
38	Critical Accounting Policies and Estimates
40	Changes in Accounting Policies
40	Pending Accounting Policy Changes
41	Risks and Uncertainties

Management’s discussion and analysis (the “MD&A”) should be read in conjunction with the consolidated financial statements and notes, which begin on page 48. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A summary of the differences between Canadian GAAP and U.S. GAAP is found in note 25 of the consolidated financial statements. The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 3 of the consolidated financial statements on page 57.

     We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. We consider income before interest, taxes, amortization, other (income) expenses and reorganization and corporate expenses (“EBITDA”) to be a meaningful indicator of operations and use it as our primary measure to assess the operating performance of our business segments. It is likely that our calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “Operating income before undernoted items”.

     This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled “Risks and Uncertainties”. There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

February 13, 2004

Management’s Discussion and Analysis  17

Our Company

We have owned and managed hotels and resorts for over 116 years. The Company has evolved from a Canadian-based hotel operator and owner to become the largest North American luxury hotel management company as measured by rooms under management.

Hotel Ownership Operations

We hold real estate ownership interests ranging from approximately 20% to 100% in 23 properties, including well-known hotel destinations such as The Fairmont Banff Springs, The Fairmont Kea Lani Maui and The Fairmont Scottsdale Princess. Fairmont manages our 20 luxury hotels and Delta manages our three first-class properties. Approximately 75% of our EBITDA is generated by our hotel ownership operations through room occupancy, food and beverage sales and other amenities such as spa, golf and retail operations.

Investment in Legacy

We own an approximate 35% interest in Legacy, a publicly-traded Canadian hotel real estate investment trust, which holds a portfolio of 24 luxury and first-class hotels across Canada and the United States, consisting of over 10,000 rooms. Fairmont manages Legacy’s 13 luxury properties and Delta manages its 11 first-class hotels. We account for our ownership interest in Legacy on an equity basis.

Real Estate Activities

We also hold other real estate assets, which consist primarily of the Southtown lands located in the core of downtown Toronto between the financial district and Lake Ontario. These lands are zoned for the development of 4.9 million square feet of commercial and residential space.

     The first Fairmont Heritage Place (“FHP”), our vacation ownership product, is currently under construction in Acapulco, Mexico. Future vacation ownership opportunities exist in Scottsdale, Bermuda and Barbados. FHP will allow us to improve our return on new build investments, use excess real estate and further leverage our existing hotel infrastructure. In addition, by developing an expertise in this business we will be better able to compete for new management contracts since many new hotel projects contain a vacation ownership component.

Management Operations

We manage hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity. Fairmont is North America’s largest luxury hotel management company as measured by rooms under management. Currently, Fairmont manages 44 properties with more than 21,000 rooms in major city centers and resort destinations throughout the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which are among the longest in the industry.

     Delta is Canada’s largest first-class hotel management company with over 11,000 rooms at 39 managed and franchised properties across Canada. Delta’s incentive-based management contracts have an average remaining term of more than 10 years.

     Under their respective management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner. For these services, Fairmont and Delta earn a base fee, which is typically in the range of 2.5% to 3.5% of a property’s gross revenues and can earn an incentive fee based on the property achieving certain operating performance targets.

     Additional information relating to the Company, including our Annual Information Form, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) located at www.sedar.com. We also file form 40-F in the United States, which can be found on: www.sec.gov/edgar.shtml.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 18

Strategies for Growth

Our focus over the next three to five years is to continue our expansion of the Fairmont management portfolio with an overall goal of increasing the Fairmont portfolio by two to four hotels per year.

     We target properties reflecting Fairmont’s luxury brand requirements of:

•	high quality assets with strong cash flow potential

•	sufficient meeting space to capitalize on our strong presence in the group segment

•	located in primary city center markets or resort destinations with high barriers to entry

Expand Management Operations

•	increase brand recognition and loyalty thereby increasing brand appeal to owners

•	leverage our strong presence in the luxury resort segment

•	focus on the United States where Fairmont has an established infrastructure and growing brand awareness but is located in only 12 of the top 25 U.S. markets.

     We will continue to develop and leverage the Fairmont brand by seeking new management opportunities. Our goal is to increase the proportion of revenues and EBITDA generated by management activities, through the addition of single and multiple incentive-based management contract opportunities as it is considerably less capital intensive than hotel ownership operations. To accomplish this goal, we may acquire small equity investments in or make long-term loans to the managed hotels.

     In the luxury hotel market, brand perception and loyalty are critical to a brand’s success as they position the owners’ assets for maximum value and maximum return. We believe the key to further enhancing the desirability of the Fairmont brand is to provide the customer with a truly personalized service that exceeds their expectations. To help achieve this goal, Fairmont has implemented several initiatives including:

•	Fairmont President’s Club, which is designed to provide enhanced service delivery and recognition to our most frequent and valued customers; and

•	Fairmont Gold, our ‘hotel within a hotel’ product featuring private check-in, exclusive concierge services and other amenities. This product is designed to provide individual leisure and business travelers with a more intimate service offering for which Fairmont charges premium rates.

Strategic Relationships

We seek out strategic relationships with equity partners that will ultimately enhance our global presence.

Prince Alwaleed

His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud is both an owner of a number of Fairmont properties and an investor in the Company. Given his expressed desire to expand his hotel portfolio as well as the Fairmont brand, Prince Alwaleed is actively seeking growth opportunities in the U.S. and abroad.

Crown Prince of Abu Dhabi

His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan of Abu Dhabi is our partner in The Fairmont Dubai and the new development in Abu Dhabi. He and his affiliates are also eager to grow their hotel portfolio and are working with us to find expansion opportunities overseas.

Legacy

We are party to a strategic alliance agreement with Legacy that provides us with additional management contract opportunities. This agreement allows Legacy to participate in any new investments made by us in Canadian hotel properties and provides us with a potential buyer for our hotels with stabilized cash flows. In the event that a hotel is sold to Legacy, we participate in a significant portion of the future profitability of the property through management fees and our ownership interest in Legacy.

Expand Hotel Ownership Operations Through Selective Acquisitions

Our strategy for hotel ownership operations growth consists of using our strong balance sheet and effective management capabilities to make selective acquisitions in the following target markets:

•	key North American gateway cities

•	exclusive resort destinations

•	strategic international markets

     Seeking opportunities to maximize value creation, we typically focus on acquiring and repositioning under-performing luxury properties. Our strategy is executed through the process of branding the hotel, improving management and investing capital in the property. Once operating performance is stabilized, the hotel is a potential candidate for sale.

Management’s Discussion and Analysis 19	2003 ANNUAL REPORT

Strategies for Growth (cont’d)

Through this process, we are able to realize asset appreciation, reinvest the capital for future growth and retain long-term management contracts on the properties sold. We may acquire a stabilized property if it is in a strategic location or is an opportunistic purchase.

Maximize Existing Portfolio Performance

We are pursuing opportunities for growth that represent consistent and productive extensions of the Fairmont brand. These include incremental investments such as spas and golf courses as well as vacation ownership and retail opportunities.

     Developing an expertise in vacation ownership will allow us to more effectively compete for potential hotel acquisitions and development projects. In addition, we feel that this will allow us to further leverage our existing hotel infrastructure and increase our overall profitability. We are initially targeting excess real estate located close to our existing hotels where the best use appears to be a vacation ownership product.

Expanding Our Brands

January 2004	The Fairmont Turnberry Isle Resort & Club, Miami	•	long-term management agreement
August 2003	The Fairmont Olympic Hotel, Seattle	• • •	long-term management agreement $11 million participation in the mortgage acquired by Legacy, a strategic partner
February 2003	The Fairmont Copley Plaza Boston	•	strategic acquisition of property in downtown core of key U.S. gateway city (original 50% acquired in 2001)
December 2002	The Fairmont Washington, D.C.	• •	long-term management agreement acquired by Legacy, a strategic partner
December 2002	The Fairmont Orchid, Hawaii	•	acquisition of resort in high barrier to entry market
September 2002	The Fairmont Sonoma Mission Inn & Spa	• •	long-term management agreement minority equity investment
February 2002	The Fairmont Dubai	• •	long-term management agreement owned by a strategic partner
February 2001	The Fairmont Kea Lani Maui	•	acquisition of unbranded resort in high barrier to entry market

December 2003	Delta Fredericton	• franchise agreement
June 2003	Delta Quebec	• franchise agreement
October 2002	Delta Sun Peaks Resort	• long-term management agreement • minority equity investment
September 2001	Delta Ocean Pointe Resort and Spa, Victoria, B.C.	• long-term management agreement

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 20

The Industry in 2003

The North American hotel industry has been in a downturn that began in 2000 and was fuelled by a series of economic and geopolitical events. There is no doubt that 2003 was one of the most difficult years for the hotel industry. Declines in corporate travel, the war in Iraq, continued security concerns and, most predominately, the impact of SARS on worldwide travel created a very difficult operating environment in 2003.

Declines in Corporate Travel – The weak North American economy continued into 2003 with U.S. upper upscale RevPAR (“room revenue per available room”) declining for the third consecutive year. Signs that an economic recovery is underway started to appear in the third and fourth quarters with U.S. real gross domestic product increasing by 8.2% and 4.1%, respectively on a year-over-year basis. Travel volumes generally increase about six months after the beginning of an economic recovery. In addition, luxury hotels typically enjoy a larger rebound in demand than the hotel industry as a whole.

The War In Iraq – In January, uncertainty related to military action in Iraq caused consumers and businesses to postpone significant expenditures, including spending on travel. Specifically, the North American hotel industry realized year-over-year declines in both occupancy and average daily rates (“ADR”) from February through the duration of the military action in Iraq. Consumer confidence rebounded and travel patterns quickly normalized in April when the U.S. government declared that major combat in Iraq had ceased.

SARS – Originating in China, this virus created worldwide panic. Although the Canadian impact was isolated to about 250 cases primarily in Toronto, global public perception of this outbreak in Canada was greatly exaggerated by worldwide media attention. This had a devastating impact on the Canadian lodging industry. The SARS outbreak was contained by late spring, however, the impact on travel volumes continued throughout the peak summer season. The majority of summer vacations are booked in the spring and fears surrounding SARS at that time resulted in many travelers excluding Canada from their list of potential vacation destinations. Travel volumes did not return to normal levels until very late in 2003.

Hurricanes – In early September, Hurricane Fabian pounded the island of Bermuda and caused tremendous damage. Several hotels were damaged, including both of our owned properties. This was considered to be the worst tropical storm to hit Bermuda in 50 years and was the first storm ever to cause substantial damage to the hotels located there. The Fairmont Southampton will remain closed for repairs until spring 2004.

Other Factors – Several other factors were also encountered in 2003 that impacted travel demand, including the mad cow disease scare, reductions in the frequency and capacity of flights caused by Air Canada’s financial difficulties, the east coast blackout in August and forest fires in the Canadian Rockies. Although these factors were not individually material, their combined impact with the events listed above served to further hinder hotel operations.

Management’s Discussion and Analysis 21	2003 ANNUAL REPORT

Financial Highlights

(in millions, except per share data)	2003	2002	2001
Revenues	$691.4	$618.3	$566.7
EBITDA	142.4	198.3	163.1
Income (loss) from continuing operations	50.7	92.5	(28.2)
Discontinued operations	–	–	923.9
Net income	50.7	92.5	895.7

Basic earnings (loss) per share
Income (loss) from continuing operations	$0.64	$1.18	$(0.43)
Discontinued operations	–	–	11.71
Net income	0.64	1.18	11.28

Diluted earnings (loss) per share
Income (loss) from continuing operations	$0.63	$1.16	$(0.43)
Discontinued operations	–	–	11.70
Net income	0.63	1.16	11.27

Dividends declared
per common share	$0.07	$0.05	$1.12
per preferred share	–	–	0.8426

Total assets	$2,503.0	$2,223.0	$1,921.4
Total debt	657.6	535.5	339.7
Shareholders’ equity	1,545.9	1,399.3	1,305.4

Results of Operations

2003 vs. 2002

The past year was an extremely difficult one for our Company as the combined impact of SARS, the war in Iraq and continued economic weakness had a significant impact on our financial performance. With about half our EBITDA coming from Canada, the impact of these issues as well as the fires in Western Canada, mad cow disease and Air Canada’s financial problems were devastating.

     Our operations were further exacerbated by the worst hurricane to hit Bermuda in 50 years, which has left The Fairmont Southampton closed for repairs until the spring of 2004. Despite these challenges, cash provided by operating activities was $109 million during 2003.

Hotel Ownership Operations

Revenues from hotel ownership operations were $585 million in 2003, up $68 million, or 13.2% from the prior year. In the first quarter of 2003, revenues were comparable with 2002 as demand from the leisure segment remained strong and favorable exchange rate fluctuations improved revenues. However, by the second quarter, the combined impact of the war in Iraq, SARS and an already weak U.S. economy started to impact revenues. The extremely challenging operating environment continued throughout the third quarter as the impact of SARS caused a precipitous decline in tour group business. Operations started to return to more normal levels in the fourth quarter as the North American economy showed signs of recovery. By December, most of our owned hotels were generating revenues similar to 2002 levels.

     Revenues from U.S. and International hotels were up 19.1%, with the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston and a 14% improvement in revenues at The Fairmont Kea Lani Maui contributing the majority of this increase.

     Approximately 55% of gross revenue from hotel ownership is generated from room revenue and 30% from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry contribute the remainder of revenues earned by the owned properties.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 22

Ownership Highlights

Banff, Lake Louise & Jasper

The tour group segment was particularly hard hit by the impact of SARS. This segment, which typically generates about 40% of hotel occupancy, produced 25% fewer rooms in 2003. The Fairmont Chateau Lake Louise suffered the greatest losses as over 50% of its business is generated through tour groups. Despite the challenging operating environment, revenues from the group meetings segment were up considerably over 2002. Strength in this segment allowed The Fairmont Banff Springs to maintain Canadian dollar RevPAR at levels consistent with 2002. With a return to more normal operating conditions, management expects that these properties will produce significant improvements in EBITDA in 2004. In addition, the meeting facility currently under construction at The Fairmont Chateau Lake Louise will lessen this resort’s dependence on tour groups and should provide more stable earnings in future years.

Whistler

Demand from the group meeting segment was significantly lower as SARS-related cancellations and a weak U.S. economy reduced occupancy levels at the resort. In addition, the resort suffered from the perception of poor skiing conditions, which resulted in weaker leisure demand. We expect this resort to enjoy a rebound in demand during 2004 as group meeting bookings for the year are strong and a recovering U.S. economy should further increase demand in Whistler.

Bermuda

In September 2003, Hurricane Fabian caused considerable damage to both Bermudian hotels. The Fairmont Hamilton Princess remained operational for the remainder of 2003, albeit at reduced capacity. The Fairmont Southampton will be closed until spring 2004 to complete necessary repairs. We have extensive insurance coverage for both property damage and business interruption.

Acapulco

Our Mexican properties continued to perform at an adequate level in 2003, despite the impact of the war in Iraq and the weak U.S. economy on occupancy levels. Recent capital expenditures appear to be paying dividends as our group room night bookings for 2004 are up 11% over last year.

Scottsdale

The Fairmont Scottsdale Princess outperformed our expectations in 2003 despite the impact of three new upper-upscale hotels adding 2,200 guestrooms into the Scottsdale market. Although this resort experienced moderate declines in both ADR and occupancy, it performed well relative to its peers. The Scottsdale market appears to have fully absorbed the new supply and we expect that financial performance from both the business and leisure segments will continue to improve throughout 2004.

Hawaii

The Fairmont Kea Lani Maui recorded its best annual performance ever in 2003. The resort benefits from an affluent leisure clientele, who were not as affected by the general economic downturn, as well as strong demand for luxury hotels in Maui. This resort also benefited from strength in the group meeting segment, which was one of our main re-branding initiatives for this property. We are expecting another strong year in 2004, as demand from both the leisure and business segments remains sound.

     Results from The Fairmont Orchid, Hawaii were disappointing in 2003. Demand from the group meeting segment was projected to be low, however, individual leisure bookings were considerably weaker than anticipated. The timing of this acquisition in late December did not allow enough time to get this resort into our distribution channels for its 2003 peak season. The impact of our renovation programs also affected operating performance in 2003. The resort has emerged from its transition year with strong group meeting bookings for 2004. We are also experiencing a steady build in leisure and tour group bookings and therefore expect a significant improvement in operating performance in 2004.

Boston

In February 2003, we acquired the remaining 50% ownership interest in The Fairmont Copley Plaza Boston and started major renovations shortly thereafter. The Boston market suffered its worst year in 30 years during 2003 and was one of the worst performing major markets in the United States. During 2004, we expect demand to improve in conjunction with an economic recovery in the United States. When combined with the recent renovations to guestrooms and meeting facilities, we expect this hotel to generate a significant improvement in EBITDA in 2004.

Management’s Discussion and Analysis 23	2003 ANNUAL REPORT

Results of Operations (cont’d)

Revenues generated by Canadian properties increased 4.5% in 2003 primarily due to a significant appreciation in the Canadian dollar. When measured in local currency, Canadian dollar revenues declined by 6.7%.

     Most of our owned properties are resorts. As a result, leisure travel is our most important source of demand, generating approximately 60% of revenues at our owned hotels. Business travel, which accounts for 65% to 70% of hotel industry revenues, generates approximately 40% of revenues at our owned hotels.

     The combined impact of SARS and the war in Iraq reduced overall booking activity and also led to a significant number of cancellations in the second and third quarters of 2003, the period in which we typically generate the vast majority of our revenues from leisure travel. Revenues from the tour group segment were significantly lower, particularly at our Canadian resorts.

     In 2003, there was little new supply in markets in which we operate since many of our hotels are located in high barrier to entry markets. The Fairmont Scottsdale Princess is our only owned hotel located in a market that experienced a significant increase in supply over 2002.

Comparable Owned Hotels

Year Ended December 31	2003	2002	Variance
Worldwide
RevPAR(1)	$114.78	$111.53	2.9%
ADR(2)	197.43	182.44	8.2%
Occupancy	58.1%	61.1%	-3.0 points

Canada
RevPAR	$99.67	$95.14	4.8%
ADR	163.44	145.16	12.6%
Occupancy	61.0%	65.5%	-4.5 points

U.S. and International
RevPAR	$131.12	$129.33	1.4%
ADR	238.17	229.53	3.8%
Occupancy	55.1%	56.3%	-1.2 points

(1)	RevPAR is defined as room revenue per available room

(2)	ADR (average daily rate) is defined as room revenue per occupied room

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the properties’ primary operations.

Exclusions: The Fairmont Southampton (renovation); The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 24

     RevPAR at the Comparable Hotels increased 2.9% to $114.78 in 2003 from $111.53 in 2002. Strong ADR growth of 3.8% at our U.S. and International properties was driven primarily by higher rates from tour group and leisure travel. At our Canadian hotels, strength in the Canadian dollar helped to offset occupancy declines experienced in the tour group segment.

     EBITDA from FHR’s hotel ownership operations of $107 million in 2003 was down $36 million, or 25.1%, from $143 million in 2002.

     Despite a slight increase in comparable RevPAR, EBITDA at the U.S. and International properties was down 2.7%. Uninsured costs of $9 million related to the hurricane damage in Bermuda, inflationary increases in direct costs as well as higher administrative wages, energy, property tax and insurance expenses negatively impacted EBITDA at these properties.

     EBITDA at the Canadian hotels and resorts dropped by $25 million. This decline was characterized by lower ADR (when measured in Canadian dollars) and occupancy, higher energy and insurance costs as well as cost reductions in 2002 totaling $4 million that were not likely to repeat.

     Margin pressures at our owned hotels are expected to linger through 2004 as pricing pressure remains, while costs are expected to rise consistent with overall inflationary increases.

Investment in Legacy

Our approximate 35% investment in Legacy generated a $9 million equity loss compared to equity income of $6 million in 2002. The Legacy portfolio was severely impacted by SARS and other world events in 2003. This loss was magnified by the appreciation in the Canadian dollar and includes $3 million in prepayment premiums relating to Legacy refinancing its unsecured debentures in December 2003.

Real Estate Activities

During 2003, we disposed of one block of our Southtown lands in Toronto and two blocks of land at our Coal Harbour site in Vancouver. In addition, we disposed of several smaller pieces of real estate during the fourth quarter. These lands are primarily located next to rail lines and were not part of our core real estate activities. We also started to recognize revenues from vacation ownership in 2003. Real estate activities generated EBITDA of $13 million, up from $12 million in 2002 and net cash proceeds generated by real estate activities were $27 million, up from $18 million in 2002.

     The remaining Southtown lands are zoned for the development of 4.9 million square feet of commercial and residential space. The remaining Coal Harbour lands, located directly across from the future convention center, are zoned for the development of 1.1 million square feet of commercial and residential space. Within each landholding, zoning permits a hotel development, however, there are no formal plans in place to build new hotels at these locations. In 2004, we expect to dispose of the remaining block of the Coal Harbour lands that is zoned for residential purposes and will continue to actively pursue opportunities to dispose of the Southtown lands. We expect to sell the remaining lands over the next four years.

     Vacation ownership generated revenues of $2 million in 2003, however, its EBITDA contribution in 2003 was minimal. The future recognition of earnings from this project may be impacted by the new accounting recommendations surrounding variable interest entities (see Pending Accounting Policy Changes).

Management Operations

Fairmont

Recognition of the Fairmont brand has grown considerably over the past five years. In a recent survey conducted by an independent market research firm, unaided brand recognition has grown dramatically since 1998. Unfortunately, the weak operating environment did not allow us to capitalize on these improvements during 2003.

     Revenues under management in 2003 were $1.4 billion, up $108 million or 8.2% from 2002. New management contracts and the appreciation in the Canadian dollar contributed to this increase.

     Fairmont earned fee revenues of $44 million in 2003, a 7.0% improvement over 2002. Total fee revenues included $18 million from our owned properties, up $1 million

Management’s Discussion and Analysis 25	2003 ANNUAL REPORT

Results of Operations (cont’d)

from 2002. Base revenues were $5 million higher, however reduced incentive fees offset this improvement. Incentive fees were $2 million in 2003 and accounted for 3.4% of Fairmont’s total management fee revenues, versus 9.0% in 2002. Weaker performance at many city center hotels in 2003 caused Fairmont to miss several incentive fee thresholds that it typically achieves. In 2004, we expect about 30% of Fairmont’s management contracts to earn incentive fees compared to 20% in 2003. Within the next two to three years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel.

     Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts.

     For the Fairmont portfolio of Comparable Hotels, RevPAR decreased 1.4% to $103.85. The greatest component of the decline in RevPAR occurred at the Canadian hotels, due to a precipitous decline in occupancy during the second and third quarters. RevPAR at the U.S. and International properties was down 2.3% from 2002 as rate pressures and lower demand from the business transient segment impacted most of these hotels.

     Fairmont reported EBITDA of $25 million in 2003, down $5 million from the prior year. EBITDA margin decreased to 56.1% from 73.1% in 2002. In addition to reduced incentive fee revenues, increased marketing expenditures and pension expenses reduced EBITDA. We do not expect these expenses to recur and anticipate margins in 2004 to improve considerably.

     Continued growth in brand recognition and brand loyalty will help the growth of revenues under management through the addition of new management contracts and improved performance at the existing managed portfolio. Going forward, we expect Fairmont’s EBITDA margin to improve as the incremental costs of adding new management contracts are relatively small.

Fairmont Managed Hotels

Year Ended December 31	2003	2002	Variance
Worldwide
RevPAR	$103.85	$105.28	-1.4%
ADR	171.43	163.18	5.1%
Occupancy	60.6%	64.5%	-3.9 points

Canada
RevPAR	$86.39	$86.63	-0.3%
ADR	140.38	127.41	10.2%
Occupancy	61.5%	68.0%	-6.5 points

U.S. and International
RevPAR	$124.96	$127.95	-2.3%
ADR	210.31	212.22	-0.9%
Occupancy	59.4%	60.3%	-0.9 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Dubai; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Olympic Hotel, Seattle

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 26

Delta Managed Hotels

Year Ended December 31	2003	2002	Variance
RevPAR	$56.40	$54.18	4.1%
ADR	91.83	84.93	8.1%
Occupancy	61.4%	63.8%	-2.4 points

Exclusions: Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

Delta

Revenues under management increased to $322 million, a 3.0% increase from 2002 while management fee revenues of $12 million were up 2.6%. These improvements relate primarily to the appreciation of the Canadian dollar, which masked the impact of declines in revenues and management fees caused by the events of 2003. Incentive fees were $1 million in 2003 and accounted for 6.0% of Delta’s total management fee revenues, down from 12.3% in 2002. In 2004, approximately one-third of Delta’s managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above the incentive fee threshold amount on some of its management contracts.

     Delta’s Comparable Hotels RevPAR of $56.40 was up 4.1% from 2002 due to the appreciation in the Canadian dollar. SARS had a tremendous impact on Delta’s results in 2003, particularly at its hotels located in Toronto and Montreal. When measured in Canadian dollars, RevPAR was down approximately 7% from 2002.

     EBITDA from Delta’s management operations was $9 million in 2002, up 7.4% from 2002. Stringent cost controls in 2003 resulted in EBITDA margins improving to 74.1% compared to 71.1% in 2002.

     The Delta Fredericton, which opened in December 2003, and the Delta Quebec, which opened in July 2003, will further increase Delta’s revenues and presence in Canada. As Delta is now established in most major Canadian markets, we are focused on expanding Delta’s presence in the resort sector and select secondary markets.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservations and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In 2003, we recognized a $2 million deficit on these programs. In order to continue our strategy of increasing brand awareness, we made a decision to maintain our marketing efforts during 2003 despite the knowledge that these amounts would not be recovered. Assuming normal operating conditions, any deficit incurred in 2004 is expected to be considerably smaller than what was realized in 2003.

Amortization

Amortization expense was $68 million in 2003 compared to $52 million in 2002. This increase was consistent with the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston.

Other (Income) Expenses

Other expenses in 2003 consist primarily of amounts related to the repayment of debt that occurred in December following the convertible senior note issue.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of Canadian Pacific Limited (“CPL”) into five separate public companies pursuant to the plan of arrangement (the “Arrangement”) on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Net interest expense of $34 million was up from $19 million in 2002. The majority of this increase relates to the $136 million acquisition of The Fairmont Orchid, Hawaii in late 2002, which was financed through drawings on our credit facilities. Additionally, the $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston also increased interest expense in the year.

Income Tax Expense (Recovery)

We experienced a net income tax recovery of $12 million in 2003 compared to an income tax expense of $36 million in 2002. During the second quarter of 2003, we reached a favorable settlement regarding pre-reorganization tax

Management’s Discussion and Analysis 27	2003 ANNUAL REPORT

Results of Operations (cont’d)

issues. As a result of this settlement, a $24 million tax liability that had been previously accrued was no longer required. Excluding the impact of this recovery and the $9 million of uninsured costs related to hurricane damage in Bermuda, a non-taxable jurisdiction, our 2003 effective tax rate was 26.8% compared to 27.2% in 2002.

Foreign Exchange

Average Canadian dollar exchange rates appreciated approximately 12% over 2002 and at the end of 2003, were approximately 22% higher than at the end of 2002. Although this appreciation had little impact on net income, it did have a significant impact on some of our reported financial results as a significant portion of our operations are conducted in Canada.

     The appreciation of the Canadian dollar impacts us in several ways:

•	A significant portion of revenues and EBITDA from hotel ownership operations are generated by our Canadian operations thereby improving operating results

•	A significant portion of our management and corporate expenses are incurred in Canadian dollars reducing EBITDA and EBITDA margins

•	Potential for lower demand at hotels in Canada due to increased prices for foreign travelers and the potential for Canadian travelers to travel outside the country

Impact of Canadian Dollar Appreciation in 2003

(in millions, except per share data)
Operating revenues	$30.2

EBITDA	$4.2
Interest	(1.0)
Amortization	(3.0)
Income taxes	–

Net income impact	$0.2

EPS impact	$0.00

2002 vs. 2001

The year 2002 was also challenging for the hospitality industry. The effects of September 11 slowly dissipated, however, the realities of a weak world economy continued to suppress lodging demand. Despite these challenges, our geographical diversity and balanced customer mix helped us to overcome the effects of a weak U.S. economy better than most of our competitors. In particular, strength in the leisure segment and having several of our owned hotels located in areas that are considered to be safe travel destinations minimized the impact of prolonged weakness in corporate demand. Although weakness persisted in the U.S. city center markets, we manage but do not own the majority of these properties. As such, they generate a very small portion of our overall revenues.

Hotel Ownership Operations

Revenues from hotel ownership operations were $517 million in 2002, up $27 million, or 5.5% from the prior year. Despite a sluggish global economy, continued demand from the leisure segment boosted results. Revenues from this segment were up approximately 8% over 2001 on a same store basis, excluding recent acquisitions. Revenues from U.S. and International hotels were $308 million in 2002, an increase of $26 million, or 8.9% compared to 2001. This increase was due in large part to improved results at the recently renovated Bermuda hotels as well as a full year’s results from The Fairmont Kea Lani Maui, which was acquired in February 2001. The renovation program in Bermuda allowed The Fairmont Southampton and The Fairmont Hamilton Princess to increase ADR from both leisure and business travelers, while also improving occupancy. Revenues at the Canadian properties were up $1 million from 2001 to $209 million as strong results from The Fairmont Banff Springs and The Fairmont Jasper Park Lodge offset a decline in revenues following the disposition of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001.

     RevPAR at the Comparable Hotels declined 1.3% in 2002, primarily from a lower ADR generated at the U.S. and International hotels. Although demand for leisure travel was strong, demand for corporate travel was soft during the year, which lead to price competition. This impacted ADR and the desired business mix at some of our resorts. EBITDA from our hotel ownership operations of $143 million in 2002 was up $17 million, or 13.7%, from $126 million in 2001. Hotel ownership expenses were impacted by significantly higher insurance premiums as well as higher property tax and energy costs. These increases were offset by the impact of approximately $4 million in cost savings that were not expected to repeat. The U.S. and International properties generated EBITDA

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 28

Owned Hotels & Resorts

Year Ended December 31	2002	2001	Variance
Worldwide
RevPAR	$112.69	$114.14	-1.3%
ADR	180.93	185.11	-2.3%
Occupancy	62.3%	61.7%	0.6 points

Canada
RevPAR	$95.14	$94.15	1.1%
ADR	145.16	145.77	-0.4%
Occupancy	65.5%	64.6%	0.9 points

U.S. and International
RevPAR	$138.02	$143.07	-3.5%
ADR	239.69	249.17	-3.8%
Occupancy	57.6%	57.4%	0.2 points

Exclusions: The Fairmont Hamilton Princess (renovations); The Fairmont Southampton (renovations); The Fairmont Pierre Marques (renovations); The Fairmont Orchid, Hawaii

Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics on a pro forma basis as if owned since January 1, 2001.

of $69 million in 2002, up 9.3% from 2001. This increase was due in large part to a $9 million increase in EBITDA generated by the recently renovated Bermuda resorts. The EBITDA margin at the U.S. and International properties increased to 22.5% from 22.2% in 2001. EBITDA at the Canadian hotels and resorts was $63 million during 2002, an increase of $11 million from 2001. This increase was mainly the result of strong performance at the properties located in Banff and Jasper National Parks as well as one-time cost reductions that have not repeated.

     EBITDA from hotel ownership operations also included $11 million of income from investments, unchanged from 2001. The equity investment in Legacy contributed $6 million of EBITDA in 2002 versus $7 million in 2001.

Real Estate Activities

During 2002, we disposed of a real estate interest in Bermuda, two blocks of land at the Coal Harbour site in Vancouver and completed our first disposition of the Toronto Southtown lands. Real estate activities generated EBITDA of $12 million in 2002, up from a loss of $2 million in 2001. Total cash proceeds generated by the sale of land in 2002 were $35 million.

Management Operations

Fairmont

In 2002, revenues under management of $1.3 billion were up 5.1% from 2001. Revenue improvements at the U.S. and International resort destinations as well as the addition of several new management contracts outpaced declines at some of the U.S. city center markets.

     Fairmont earned fee revenues of $41 million in 2002 versus $40 million in 2001, a 3.5% increase. Fee revenues included $17 million from our owned properties in 2002 versus $16 million in 2001. Base revenues were $2 million higher, however, reduced incentive fees offset this improvement. Incentive fees were $4 million in 2002 and accounted for 9.0% of Fairmont’s total management fee revenues, versus 10.8% in 2001. Lower revenues under management at many U.S. city center hotels resulted in incentive fee thresholds not being met in 2002 that had been reached in the past.

     For the Fairmont portfolio of Comparable Hotels, RevPAR decreased 2.0% in 2002. The greatest component of the decline in RevPAR occurred at the U.S. and International hotels, where RevPAR was down 6.7%. Although occupancy at these hotels was only slightly lower than 2001, ADR suffered as a result of rate pressures caused by shorter booking lead times as well as temporary

Management’s Discussion and Analysis 29	2003 ANNUAL REPORT

Results of Operations (cont’d)

Fairmont Managed Hotels

Year Ended December 31	2002	2001	Variance
Worldwide
RevPAR	$105.37	$107.48	-2.0%
ADR	162.04	167.55	-3.3%
Occupancy	65.0%	64.1%	0.9 points

Canada
RevPAR	$86.63	$84.15	2.9%
ADR	127.41	128.43	-0.8%
Occupancy	68.0%	65.5%	2.5 points

U.S. and International
RevPAR	$130.45	$139.78	-6.7%
ADR	213.64	224.57	-4.9%
Occupancy	61.1%	62.2%	-1.1 points

Exclusions: The Fairmont Hamilton Princess (renovations); The Fairmont Southampton (renovations); The Fairmont Pierre Marques (renovations); The Fairmont Dubai; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.

Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics on a pro forma basis as if owned since January 1, 2001.

adjustments to the business mix in order to maximize operating results. RevPAR at the Canadian properties was up 2.9%. Increased occupancy levels drove this improvement in large part on the strength of the leisure segment. ADR was slightly lower than 2001, however, when measured in Canadian dollars, ADR increased by 0.9%.

     Fairmont reported EBITDA of $30 million in 2002, up 14.4% from $26 million earned in 2001. As a result, EBITDA margin increased to 72.8% from 65.9% in 2001.

Delta

Revenues under management decreased to $312 million in 2002, down $6 million or 1.8% from 2001, however, management fee revenues of $11 million in 2002, were up 9.6% from 2001. This improvement relates primarily to increased incentive management fees and a one-time payout from a managed property. Incentive fees were $1 million in 2002 and accounted for 11.8% of total management fee revenues, up from 9.6% of total management fee revenues in 2001.

     Comparable Hotel RevPAR was down 1.2% almost exclusively due to currency fluctuations. When measured in Canadian dollars, Delta’s RevPAR was up 0.5% over 2001.

     EBITDA from Delta’s management operations was $8 million in 2002, up 6.6% from 2001. EBITDA margin remained relatively constant at 71.1% versus 73.1% in 2001.

Delta Managed Hotels

Year Ended December 31	2002	2001	Variance
RevPAR	$53.84	$54.49	-1.2%
ADR	85.23	84.08	1.4%
Occupancy	63.2%	64.8%	-1.6 points

Exclusions: Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 30

Other Items

Revenues and Expenses from Managed and Franchised Properties

Revenues from managed and franchised properties were $28 million and $29 million in 2002 and 2001, respectively, while other expenses from managed and franchised properties were $29 million and $32 million for 2002 and 2001, respectively. These amounts reflect the expenditure and recovery of amounts paid for marketing, reservation and other services that the Company provides on a cost recovery basis under the terms of its management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties.

Amortization

In 2002, amortization was $52 million compared to $51 million in 2001. The increase was consistent with the growth of both management and ownership operations over the past two years.

Other (Income) Expenses

Other income in 2002 consists primarily of the favorable settlement of previously accrued amounts related to the Arrangement.

Reorganization and Corporate Expenses

Reorganization costs related to the reorganization of CPL while corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001.

Interest Expense, Net

The decrease in interest charges during 2002 reflects the repayments of debts as part of the Arrangement.

Discontinued Operations

The amounts shown as discontinued operations in 2001 represent operating results from the four companies of CPL until October 1, 2001. As part of the Arrangement, these companies were distributed to shareholders on October 1, 2001.

Income Tax Expense (Recovery)

Income tax expense was $36 million in 2002, versus an income tax recovery of $100 million in 2001. In 2002, our marginal tax rate was 27.2%, which was reflective of our geographic income composition. One-time items related to the Arrangement significantly impacted the tax recovery realized in 2001.

Quarterly Results

2003
	First	Second	Third	Fourth
(in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Total
Total revenues	$174.9	$181.9	$188.6	$146.0	$691.4
EBITDA	42.2	43.4	46.9	9.9	142.4
Net income (loss)	12.5	40.1	11.6	(13.5)	50.7

Basic earnings (loss) per share
Income (loss) from continuing operations	0.16	0.51	0.15	(0.17)	0.64
Net income (loss)	0.16	0.51	0.15	(0.17)	0.64

Diluted earnings (loss) per share
Income (loss) from continuing operations	0.16	0.50	0.15	(0.17)	0.63
Net income (loss)	0.16	0.50	0.15	(0.17)	0.63

Management’s Discussion and Analysis 31	2003 ANNUAL REPORT

Quarterly Results (cont’d)

2002
	First	Second	Third	Fourth
(in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Total
Total revenues	$148.9	$157.6	$179.5	$132.3	$618.3
EBITDA	38.1	53.2	74.2	32.8	198.3
Net income	13.6	28.9	39.0	11.0	92.5

Basic earnings per share
Income from continuing operations	0.17	0.37	0.50	0.14	1.18
Net income	0.17	0.37	0.50	0.14	1.18

Diluted earnings per share
Income from continuing operations	0.17	0.36	0.49	0.14	1.16
Net income	0.17	0.36	0.49	0.14	1.16

     Due to the seasonal nature of the hotel business, results are not expected to be consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. Due to the impact of world events including SARS, demand during the second and third quarters of 2003 was lower than historical levels, particularly at our Canadian resort properties. As it is impossible to predict such events, we believe that quarter-to-quarter comparisons of our results of past operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

Liquidity and Capital Resources

Capitalization

	2003	2002
Cash	$31.7	$49.0

Current debt(1)	$117.8	$72.3
Long-term debt	539.8	463.2

	657.6	535.5

Shareholders’ equity
Convertible notes(2)	19.2	–
Common share equity(3)	1,526.7	1,399.3

	1,545.9	1,399.3

Total capitalization	$2,203.5	$1,934.8

Debt to total capitalization ratio	29.8%	27.7%
Debt to total asset ratio	26.3%	24.1%
Interest coverage(4)	5.2x	9.7x

(1)	Includes $69 million related to the put option held by the minority shareholder of Fairmont
(2)	Amount of $270 million convertible notes related to conversion feature
(3)	Includes contributed surplus, foreign currency translation adjustments and retained earnings
(4)	Calculated as EBITDA divided by annual interest payments on debts outstanding at December 31st

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 32

Liquidity and Capital Resources (cont’d)

Capitalization

FHR’s consolidated net borrowing position increased to $626 million at December 31, 2003, up $139 million from the beginning of the year. Net borrowings in 2003 were relatively unchanged from the prior year, with the exception of the $65 million mortgage that was assumed with the acquisition of the remaining 50% of The Fairmont Copley Plaza Boston and the appreciation of Canadian dollar denominated debts. In 2002, net borrowings increased to finance the acquisitions of The Fairmont Orchid, Hawaii, the 20% minority interest in The Fairmont Sonoma Mission Inn & Spa, and 6.5 million units of Legacy. Of our total debt, approximately 58% is at fixed rates of interest.

Cash Flows

Cash generated by operations in 2003 of $109 million was down from $141 million in 2002 on lower earnings generated by our hotel ownership and management operations. Real estate activities generated $27 million in cash during 2003, up from $18 million in 2002. In 2004, we expect this segment to generate cash flows in the range of $12 million.

     Working capital levels were virtually unchanged from 2002. We continue to aggressively manage our accounts receivable balances and feel that our current levels of working capital are adequate to fund operations on an ongoing basis.

     In 2004, we expect cash generated from operations to rebound to levels realized in 2002 and intend on using these funds to finance capital expenditures at our owned hotels, vacation ownership projects, dividends and, in combination with our debt facilities, to obtain additional management contracts or provide equity for selective investments and acquisitions.

Cash Flows

(in millions)	2003	2002	2001
Inflows
Funds generated from operations(1)	$109.2	$151.9	$(166.0)
Change in working capital	(0.3)	(10.5)	(23.7)

Cash generated from (used in) operations	108.9	141.4	(189.7)
Sale of investments and properties	–	–	202.7
Other	–	–	44.2

Total inflows	$108.9	$141.4	$57.2

Outflows
Additions to property and equipment	$(87.2)	$(84.3)	$(121.8)
Acquisitions and investments	(19.7)	(182.7)	(291.2)
Repurchase (issuance) of common shares, net(2)	(15.8)	(68.5)	43.6
Redemption of preferred shares	–	–	(144.8)
Dividends	(4.8)	(3.2)	(122.8)
Other	–	(1.0)	–

Total outflows	$(127.5)	$(339.7)	$(637.0)

Net borrowing (repayment of debt)	1.3	194.5	(1,049.5)

Effect of exchange rates on cash balances	–	0.1	(8.1)

Decrease in cash(1)	$(17.3)	$(3.7)	$(1,637.4)

(1)	Excludes discontinued operations
(2)	Net share issuance in 2001 relates to the overall reorganization of CPL and offsets outflows related to the Arrangement

Management’s Discussion and Analysis 33	2003 ANNUAL REPORT

Liquidity and Capital Resources (cont’d)

2003 Profit-Enhancing Projects

The Fairmont Chateau Lake Louise	Construction of an 18,000 square foot meeting facility and 81 new guestrooms (through April 2004) Addition of the Fairmont Gold product
The Fairmont Banff Springs	Spa expansion and refurbishment
The Fairmont Copley Plaza Boston	Guestroom renovations (two-thirds of hotel)
The Fairmont Royal Pavilion	Guestroom renovations (resulted in closure of resort for five months during low season)
The Fairmont Kea Lani Maui	Guestroom renovations
The Fairmont Orchid, Hawaii	Refurbishment and expansion of the spa Addition of the Fairmont Gold product Restaurant renovations
The Fairmont Hamilton Princess	Guestroom renovations
The Fairmont Acapulco Princess	Guestroom renovations
The Fairmont Pierre Marques	Redesign of the golf course

     FHR’s net expenditures on profit-enhancing and upgrade capital expenditures totaled $88 million in 2003, up $4 million from 2002. These expenditures were principally directed to upgrade capital and profit-enhancing projects at its owned luxury resort properties. Amounts related to the reconstruction in Bermuda after Hurricane Fabian are not included as they are covered by insurance.

     Expenditures in 2003 on acquisitions and investments consisted primarily of the issuance of notes receivable to third party owners. These amounts were advanced under agreements entered into when we secured management contracts at The Fairmont Sonoma Mission Inn & Spa and The Fairmont Olympic Hotel, Seattle. In 2002, we acquired The Fairmont Orchid, Hawaii to further expand our presence in the Hawaiian marketplace. Expenditures in 2001 related to the acquisitions of The Fairmont Kea Lani Maui, a 50% interest in The Fairmont Copley Plaza Boston and the remaining 51% ownership interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay. These acquisitions were partially financed through the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001.

     In October 2002, we obtained regulatory approval to purchase for cancellation approximately 7.8 million, or 10% of our common shares, within a twelve-month period ending October 2, 2003. We purchased 747,100 shares for cancellation at an average price of $22.55 under this plan in 2003. Since October 2001, we have purchased a total of 4,313,700 shares under various share buyback programs at an average price of $23.14. We obtained regulatory approval to renew this program for another 12-month period ending October 7, 2004. During this time, we may purchase for cancellation up to approximately 3.9 million, or 5% of our common shares. As at December 31, 2003, no additional shares were repurchased under this program.

     In December 2003, we issued $270 million of convertible senior notes for net proceeds of $263 million. The 20-year notes bear interest at a fixed rate of 3.75% and were used primarily to reduce borrowings under our credit facility that paid interest at floating rates of approximately 5.2% at December 31, 2003. Based on the terms of these notes, it is likely that they will either be redeemed by holders, called by the Company in January 2009 or converted into common shares prior to that date.

Liquidity

We use cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund capital improvements and operating requirements at our owned hotels. In the event of a temporary shortfall in cash, we will draw on our existing credit facilities. We believe that cash on hand, available credit facilities, expected cash flow from operations and the sale of certain stabilized assets, when combined with the access to debt and equity markets, will be adequate to allow us to finance all normal operating requirements and additional funds required to achieve our growth objectives.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 34

Contractual Obligations

	Payments Due by Period
(in millions)	Total	<1 Year	1- 3 Years	4-5 Years	After 5 Years
Long-term debt	$657.6	$117.8	$181.3	$70.1	$288.4
Operating leases	110.1	13.8	24.9	21.1	50.3
Purchase obligations	26.5	26.5	–	–	–
Other long-term obligations	85.1	12.9	30.5	11.7	30.0

Total	$879.3	$171.0	$236.7	$102.9	$368.7

     Our ability to rely on cash generated by operations was evident in 2003 when, despite the extremely challenging operating environment, funds generated from operations were able to fund our 2003 capital expenditures and the net repurchase of $16 million in common shares.

     At December 31, 2003, our primary sources of contractual obligations consisted of amounts drawn on bank facilities as well as mortgages owing. We have bank facilities totaling Cdn$453 million consisting of an unsecured Cdn$400 million three-year revolving facility and an unsecured Cdn$53 million term loan. A total of Cdn$53 million was advanced under these facilities as at December 31, 2003. At December 31, 2003, letters of credit totaling $59 million were also issued against our lines of credit. These facilities expire in September 2004. Additionally, Fairmont has a $100 million, 364-day operating line, of which $50 million was outstanding at December 31, 2003.

     Based upon current plans, we expect spending on upgrade capital and profit-enhancing projects to be in the range of $90 – $100 million. We expect to spend approximately $40 million in upgrade capital, $45 – $55 million on profit-enhancing projects and the remainder on corporate and technology capital. These amounts do not include costs related to the repairs in Bermuda as such costs are covered by insurance. Capital spending in 2004 will be funded primarily from cash flow from operating activities. In addition, we have other assets consisting of restricted cash balances totaling $2 million that are to be used towards capital expenditures at certain of our owned hotels.

     In addition to spending on capital projects, we may also acquire additional management contracts and investments in hotel ownership interests. Depending on size, these expenditures would be funded through cash from operations, drawings on our credit facilities or the issuance of additional common shares.

Capital Resources

Cash from operations

Our operations typically generate free cash flow exceeding cash required to fund capital expenditures. These funds are the most typical source of financing the expansion of our operations and paying dividends to shareholders.

Lines of Credit

We have various lines of credit available to finance temporary shortfalls in cash resulting from business seasonality and the timing of large profit-enhancing projects. Such funds may also be used to provide short-term bridge financing in the event of an acquisition.

2004 Profit-Enhancing Projects

The Fairmont Chateau Lake Louise	Completion of the 18,000 square foot meeting facility and 81 new guestrooms (through April 2004) Addition of the Fairmont Gold product
The Fairmont Copley Plaza Boston	Creation of a Fairmont Gold lounge Guestroom renovations (remaining one-third of hotel) Upgrades to public areas
The Fairmont Kea Lani Maui	Upgrades to villas
The Fairmont Orchid, Hawaii	Phase II of spa refurbishment and expansion
The Fairmont Acapulco Princess	Construction of a new golf clubhouse

Management’s Discussion and Analysis 35	2003 ANNUAL REPORT

Liquidity and Capital Resources (cont’d)

Contractual Commitments

	Commitment Expiration per Period
(in millions)	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit(1)	$59.4	$59.4	$–	$–	$–
Guarantees	11.9	11.9	–	–	–
Other contractual obligations	7.0	7.0	–	–	–

Total	$78.3	$78.3	$–	$–	$–

(1)	FHR typically issues letters of credit against its lines of credit.

     At December 31, 2003, we had Cdn$400 million available under our facilities, however, our ability to utilize the full amount may be restricted if certain financial covenants are not achieved. In the first quarter of 2004, we plan on arranging a new credit facility in the amount of $350 – $400 million to replace our existing credit facility, which expires in the third quarter of 2004. In addition, at December 31, 2003, Fairmont had $50 million available under its credit facility. We do not anticipate that covenants on our credit facilities will impair our ability to fund our anticipated requirements.

Issuing additional equity securities

FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange, which gives the Company the ability to raise additional equity through the issuance of additional common shares, preferred shares or other such equity instruments. The ability to raise equity on desirable terms is dependent on market conditions.

Issuing additional debt

We typically use new debt financing to refinance existing debt or to finance significant acquisitions. We feel that our conservative debt to total asset ratio of 26.3% affords us the ability to further leverage our assets at reasonable rates of financing. This would be accomplished through mortgaging properties or by issuing other types of debt instruments, such as the convertible senior notes issued in December 2003. The ability to secure debt financing at reasonable terms is ultimately dependent on market conditions and the lender’s determination of our creditworthiness.

Tax assets

We retained significant tax assets as a result of the Arrangement, including substantial operating and capital losses. At December 31, 2003, we had approximately $318 million in operating losses and $396 million in capital losses available to us. By using these losses, taxes payable on income generated by our hotel operations and real estate activities is lowered significantly.

Common Share Data

Common Shares Outstanding at December 31

(in thousands)	2003	2002
Common shares outstanding	79,106.3	78,779.6
Potential issuance of common shares:
Options issued to directors and employees	3,587.8	3,586.9
Conversion of convertible senior notes (conversion price $37.73)	7,156.1	–

     We issued one million shares in February 2003 for the acquisition of the remaining 50% of The Fairmont Copley Plaza Boston. In 2002, we entered into a share exchange with a subsidiary of Kingdom Hotel (USA) Ltd. (“Kingdom”) to acquire their 16.5% share of Fairmont in exchange for 2,875,000 common shares of FHR.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 36

Transactions with Legacy

We manage Legacy’s hotels and provide strategic leadership and day-to-day administrative services to Legacy. All agreements with Legacy are based on what is believed to be fair market value and must be approved by a majority of the independent trustees of Legacy. A detailed listing of transactions with Legacy is found in note 23 of the consolidated financial statements on page 77.

Advisory Agreement

Fairmont provides operational and administrative services to Legacy and advises its trustees regarding major decisions. In return for these services, we are entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. The acquisition or disposition fees are waived on any transactions between FHR and Legacy. This agreement expires in February 2009.

Management Agreements

We have entered into various long-term management contracts with Legacy to manage its hotels. Pursuant to these management agreements, we are entitled to a base management fee and an incentive management fee. Base management fees typically range from 2.75% to 3.0% of total hotel revenues and the incentive fee is calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess of a threshold amount. In addition, the incentive fee for the hotels transferred to Legacy in 1997 (the “Initial Portfolio”) is calculated based on both the profitability of each of the hotels as well as the overall profitability of the Initial Portfolio.

     We also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services to Legacy for which we are reimbursed on a cost recovery basis in accordance with the management agreements.

Strategic Alliance Agreement

We have entered into a strategic alliance agreement with Legacy to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement expires in February 2009.

Recent Transactions with Legacy

In August 2003, we entered into a long-term, incentive-based management contract for The Fairmont Olympic Hotel, Seattle. In connection with Fairmont securing the management contract on this property and another under a similar arrangement relating to The Fairmont Washington, D.C., we have agreed to pay an aggregate amount of $18 million over a three-year period. These transactions were recorded at the exchange value, which is the amount established and agreed to with Legacy.

     In connection with the above transactions, we have entered into reciprocal loan agreements with Legacy totaling $87 million. These loan agreements mature between October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or the Company does not make its required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff and as such are not included in our consolidated financial statements.

     We have also acquired a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $11 million. This loan is due in July 2006 and bears interest at the same rate as the lender. In addition, we have a note receivable from Legacy totaling $9 million bearing interest at the bankers’ acceptance rate plus 2.75%. Legacy must repay this amount by July 31, 2004.

Transactions with Other Related Parties

We have entered into management agreements with other related parties that are primarily managed hotels in which we own a minority interest. These managed hotels include, Fairmont Le Manoir Richelieu, The Fairmont Hotel Newfoundland, The Fairmont Sonoma Mission Inn & Spa, Fairmont Tremblant, Delta Vancouver Suites and Delta Sun Peaks Resort. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which reflects fair market value.

Management’s Discussion and Analysis 37	2003 ANNUAL REPORT

Critical Accounting Policies and Estimates

Our significant accounting policies are found in note 2 of the consolidated financial statements beginning on page 52. The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of our control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve our more significant judgements and estimates used in the preparation of its consolidated financial statements.

Property and Equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selections of the method of amortization and length of amortization period could have a material impact on the amortization expense recorded and the net book value of property and equipment. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options to extend the lease, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2003 would have increased by approximately $3 million. Such a change in estimate would have very little impact on FHR’s financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment.

     We feel that both the straight-line method and sinking fund method are both appropriate measures of amortization given the nature of the underlying assets and the capital replacement reserve policy, which requires that approximately 5% of each hotel’s annual revenues be directed towards its capital maintenance. FHR has selected the straight-line method of amortization in order to be in compliance with both Canadian and U.S. GAAP.

     Each hotel is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment in value will be recorded if the projected undiscounted future cash flows from the hotel exceed the net book value of the property and equipment. Future cash flows are forecasted on a property specific basis based on historical results and recent trends or events that may impact a property’s future performance including new hotel supply, changes in travel patterns and general economic conditions. We feel that it is unlikely that any future impairment will be necessary given the quality and carrying value of its assets.

Goodwill and Intangible Assets

Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which are the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as undiscounted cash flow projections and peer comparisons of earnings multipliers. Based on our current operations, we feel that it is unlikely that any future goodwill impairment will be required. At the most recent testing date, no impairment would have been required based on the low end of our valuations. However, in response to unanticipated changes in industry and market conditions, we may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill. In the event that such an impairment was required, we would record the impairment in other expenses.

     We also evaluate the carrying value of management contracts and brand name on an annual basis to determine whether such costs will be recovered from the projected future revenue streams on an undiscounted basis. The estimation of future revenue streams is based on the same factors used to analyze goodwill and property and equipment. Any impairment loss would be expensed in the consolidated statement of income. Based on the terms of our management contracts, their carrying values and the quality of the underlying assets, we believe that the potential for future impairment is unlikely.

Income Taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in the consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 38

interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, substantively enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     Over the past several years, there have been numerous changes to income taxation rates in jurisdictions in which we operate. These changes have reduced our effective tax rate and the resulting income tax expense and future income tax liabilities. A 1% increase in our overall effective tax rate would increase income tax expense by approximately $2 million, which relates primarily to the revaluation of future income tax assets and liabilities.

     FHR has approximately $318 million of non-capital tax loss carry forwards and $396 million of capital tax loss carry forwards available. We expect the Company will be able to utilize the vast majority of its non-capital loss carry forwards prior to their expiration and have recorded a future tax asset for virtually all such loss carry forward balances. In the event that future earnings do not meet our projections, it may be necessary to write down this amount. Currently, we expect that these losses will be used over the course of the next four to five years. A future tax asset has not been established for most of the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. We expect that the majority of these amounts will be used through our real estate activities or otherwise. Capital losses do not expire.

     Although the estimates used to derive our future tax liabilities under Canadian GAAP can have a significant impact on net income and earnings per share, they do not impact our operations, as the net income tax expense reported on the consolidated statement of income does not reflect the actual income tax amounts that we are required to pay due to the utilization of tax loss carry forward balances and timing differences in the recognition of revenues and expenses for tax purposes.

Employee Future Benefits

We have defined benefit pension plans for certain employees and also provide relatively insignificant other post retirement benefits. There are several assumptions required for the calculation of defined benefit pension plan liabilities or surpluses and the current year’s pension expense. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 7.5% is used based on the plans’ asset allocations and historic results. We feel this long-term rate of return is reasonable based on our current investment policies and that it will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2003 of AA corporate bonds with an effective duration equal to that of the expected payments to retirees. Over the past four years, our weighted-average discount rate has dropped from 6 3/4% to 6%. It is difficult to accurately quantify the impact of changes in the discount rate as it impacts the valuations of pension liabilities and pension plan assets. Changes to these estimates impact our hotel ownership and hotel management segments as the pension liability and expense are allocated to these segments.

     As of December 31, 2003, we estimate that our consolidated pension plan deficit is $14 million and that we have total pension obligations of $103 million. We do not expect to have significant future cash outflows related to mandatory funding requirements for our obligations under these plans or that this deficit will have any impact on our operations or financial condition.

Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. We conduct a thorough analysis of all potential legal claims on a regular basis and provide for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

Management’s Discussion and Analysis 39	2003 ANNUAL REPORT

Changes in Accounting Policies

In 2003, we adopted several new standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes to our accounting policies are found in note 2 of the consolidated financial statements beginning on page 52.

Long-lived Assets

Effective January 1, 2003, we adopted the new CICA recommendations with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This standard is effective for fiscal years beginning on or after April 1, 2003 and is to be applied prospectively. Early adoption of this standard was permissible and we elected for early adoption to eliminate any potential differences between Canadian GAAP and U.S. GAAP. Adoption of this new standard did not have an impact on our financial position, results of operations, cash flows or on our business operations.

     Also on January 1, 2003, we adopted the new accounting standards relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. This standard is effective prospectively for disposal activities initiated on or after May 1, 2003 with early adoption encouraged. We elected for early adoption to eliminate any potential differences between Canadian GAAP and U.S. GAAP. Adoption of this new standard did not have an impact on our financial position, results of operations, cash flows or on our business operations.

Asset Retirement Obligations

Effective January 1, 2003, we adopted the new recommendations with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This standard is effective for fiscal years beginning on or after January 1, 2004 and early adoption is permissible. We elected for early adoption to eliminate any potential differences between Canadian GAAP and U.S. GAAP. Adoption of this new standard resulted in an increase to other liabilities of $0.7 million, property and equipment of $0.3 million and amortization expense of $0.4 million. The adoption of this standard did not have a material impact on our operations.

Stock-based Compensation

Effective January 1, 2003, we prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value method for stock options granted in 2003 and onwards. This new standard is effective for fiscal years beginning on or after January 1, 2004 with early adoption encouraged. Under the amendments to this standard, we had the choice of applying these changes prospectively or retroactively. Adoption of this new standard resulted in expenses increasing by $0.4 million and did not have a material impact on our operations.

Vacation Ownership

We have recently developed a vacation ownership product and have adopted accounting policies surrounding this business that are based on FAS 66 Accounting for Sales of Real Estate, a U.S. GAAP pronouncement.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the web site of the Accounting Standards Board of Canada at www.acsbcanada.org.

Hedging Relationships

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. This guideline is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. Early adoption is permissible, however, we will be implementing this guidance in 2004. The adoption of this accounting guidance will not have a material impact on either the presentation of our financial statements or on how we operate.

FAIRMONT HOTELS & RESORT INC.	Management’s Discussion and Analysis 40

Pending Accounting Policy Changes (cont’d)

Variable Interest Entities

The CICA has recently issued a guideline on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires us to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity that is structured such that:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either a direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns.

     A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

     This guideline is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. We are currently in the process of identifying any potential impact on our financial statements and are planning on implementing this standard in the first quarter of 2004. We are adopting this standard early to minimize potential differences between Canadian GAAP and U.S. GAAP. This guideline could result in the consolidation of managed hotels and the deconsolidation of any subsidiary where we determine that the Company is not the primary beneficiary. Due to the complexities and lack of guidance surrounding this guideline, we have not yet quantified the impact this standard will have on our financial statements and have therefore been unable to determine if it will have any potential impact on our business operations.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

The CICA has issued new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003 and early adoption is permissible. We will begin to follow these new standards starting in 2004 but believe that we are already in full compliance with these standards.

Disclosure and Presentation of Financial Instruments

The CICA is currently in the process of amending requirements concerning the balance sheet presentation of financial instruments, or their components, as liabilities or equity. As part of this project, the CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods ending on or after November 1, 2004 with early adoption encouraged. We will be implementing this change starting in 2005 and it is not expected to impact our financial statements.

Risks and Uncertainties

This section describes the major risks associated with our operations that could cause reported financial information to not necessarily be indicative of future operating results. The order in which these risks are listed does not necessarily indicate their relative importance. If any event arising from these risks were to occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Our operations are subject to adverse factors generally encountered in the lodging industry.

We manage and own hotels in both the luxury and first-class segments of the lodging industry. This subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

•	cyclical downturns arising from changes in general and local economic conditions;

•	varying levels of demand for rooms and related services caused by changes in popular travel patterns;

•	the financial condition of the airline industry and the resulting impact on air travel;

•	periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and actual room rates achieved;

•	competition from other luxury and first-class hotels and resorts;

•	the impact of increases in local taxes;

•	the impact of internet intermediaries on pricing;

•	the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

Management’s Discussion and Analysis 41	2003 ANNUAL REPORT

Risks and Uncertainties (cont’d)

•	changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

•	the availability of financing for operating or capital requirements;

•	seasonal variations in cash flow; and

•	other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

     The effect of these factors on the Company varies on a hotel-by-hotel basis depending on its geographic location and whether we own or manage the property.

The lodging industry is subject to significant regulation.

We are subject to numerous laws and regulations in all of the jurisdictions in which we operate, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

     Under the United States’ Americans with Disabilities Act (“ADA”) and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner, however, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

As the current or previous owner or operator of certain hotels, we could also be liable for the clean up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as a collateral. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us. As the manager or owner of various hotels, we could be held liable for the cost of remedial action with respect to environmental matters.

     Environmental laws require abatement or removal of certain asbestos-containing material (“ACM”) in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage ACM in many of our hotels.

     Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and may also face broader environmental liability under common law. We are presently not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or had previously managed or owned, but such liabilities may exist and may be material.

     Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire which covers such items as the training of employees in the handling and disposal of hazardous materials, whether there have been any environmental incidents and, if so, the remedial action taken, as well as environmental initiatives introduced by the hotel. This questionnaire also identifies any new laws or regulations being imposed by local, state or provincial governments and a property’s proposed response to such laws or regulations. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or have previously managed or owned.

FAIRMONT HOTELS & RESORT INC.	Management’s Discussion and Analysis 42

Real estate investments are subject to numerous risks.

We own and lease hotels and are therefore subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner. Further, any additional properties we acquire may be subject to the same risks. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected. Further, any additional properties acquired will be subject to the same risks.

World events have had an impact on our industry.

Various events including war, international conflicts, terrorism and contagious illness outbreaks (such as SARS), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have negatively impacted the lodging industry and have had an adverse impact on our results of operations and financial condition. The continued weakness of the lodging industry, or future world events, could have a material adverse impact on our results of operations, financial condition and cash flow.

There is a great deal of competition in the lodging industry.

There is intense competition between the operators of both luxury and first-class hotels for guests, to secure new management contracts and to acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties.

     We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effects of reducing the number of suitable investment opportunities available to us and increasing our cost to acquire investments.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners subject to the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation of the contract.

     In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

     Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Management’s Discussion and Analysis 43	2003 ANNUAL REPORT

Risks and Uncertainties (cont’d)

Our acquisition, expansion and development strategy may be unsuccessful.

We intend to increase revenues and net income by increasing the number of hotels under management through securing new management agreements, strategic partnerships for new hotel development, the acquisition of new properties and the expansion of existing properties. It is not possible to assure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure necessary financing upon acceptable terms.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

We operate properties in a variety of locales, some of which are subject to extreme weather patterns that may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a significant adverse financial impact upon individual properties or particular regions.

     Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our two owned properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from so-called “acts of God” or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

Our ability to operate its facilities may be adversely affected if relationship with employees were to deteriorate.

Relations with employees in various countries, including the more than 14,000 employees represented by 22 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Vacation Ownership is subject to extensive regulation.

We are developing and will operate vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where the vacation ownership resorts will be located and in which VOIs are marketed and sold. In addition, the laws of many jurisdictions in which we may sell VOIs grant the purchaser the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in material compliance with all applicable laws and regulations to which vacation ownership marketing, sales and operations are currently subject to, changes in these requirements or a determination by a regulatory authority that we are not in compliance could adversely affect the Company. Additionally, if the purchaser of a VOI defaults, we may not have recovered marketing, selling and general and administrative costs related to the sale of the VOI.

Currency fluctuations may have a material adverse effect on our financial statements.

We have hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and record financial results for operations in each country in the currencies of these jurisdictions, while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position could be affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period, or as of a certain date, depend on the prevailing exchange rate of the various currencies against U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

     With respect to translation risk, fluctuations of currencies against the U.S. dollar can be substantial and therefore our reported results could fluctuate materially as a result of foreign exchange fluctuations. We endeavor to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks.

     In addition to translation risk and transaction risk, a significant increase in the value of a currency in the countries we operate in, such as the 22% increase in the Canadian dollar from January 2, 2003 to December 31, 2003, may have an adverse impact on the level of demand at some of our hotels.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 44

We are subject to a number of risks associated with debt financing.

As a result of incurring debt, we are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that we maintain floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on our ability to acquire and dispose of assets.

     There can be no assurance that we will be able to repay or refinance existing indebtedness and any other indebtedness when it matures or that the terms upon refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. We may have higher levels of debt than some of our competitors, placing us at a competitive disadvantage.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of its business.

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund its needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in our financing agreements could limit our discretion in operating our businesses.

Our financing agreements contain covenants that include limits on additional debts secured by mortgage properties, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If we fail to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

We cannot assure investors that a judgement of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgements obtained in U.S. courts against FHR or its directors and officers based upon the civil liability provision of U.S. federal or state securities laws.

     We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or its directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Management’s Discussion and Analysis 45	2003 ANNUAL REPORT